JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

October 14, 2025

Ms. Kalkidan Ezra

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)

Dear Ms. Kalkidan:

This letter provides the response of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the additional comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP. The comments relate to Post-Effective Amendment (“PEA”) No. 331 to the registration statement of the Trust, which was filed on August 1, 2025, under Rule 485(b) of the Securities Act of 1933, as amended (the “1933 Act”). PEA 331 was filed to register shares of two new series of the Trust, the T-REX 2X Long FIG Daily Target ETF and the T-REX 2X Long SBET Daily Target ETF (each a “Fund” and collectively, the “Funds”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA.

General Comments

●	Please file this comment response letter on EDGAR such that the Staff has at least five business days to review.
●	Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statement. Identify and explain any variations in the disclosures.
●	The Registrant is responsible for the adequacy and accuracy of the disclosures in the filing and Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.
●	Prior to the effectiveness of the subsequent amendment, please complete any missing or bracketed information contained in PEA 331.

Response: The Trust acknowledges the points made above in the “General Comments.”

1.	Comment: Provide a ticker symbol for both Funds.

Response: The ticker symbol for each Fund has been added.

Ms. Kalkidan Ezra

U.S. Securities and Exchange Commission

October 14, 2025

2.	Comment: Please confirm that the Fund name is T-REX Long FIG Daily Target ETF, not T-REX FIB Daily Target ETF as noted in the header to the Fund Summary.

Response:  The Trust confirms the name of the Fund is T-REX 2X Long FIG Daily Target ETF and has updated the disclosure based on the Staff’s comment.

3.	Comment: Please supplementally explain what percentage of each Fund’s assets will be used to purchase call options on its respective underlying security and to invest directly in its respective underlying security and how each Fund’s intended strategy and disclosures are and will be consistent with Rule 140 under the Securities Act of 1933 (“Securities Act”).

Response:  Each of the Funds intends to primarily gain exposure to its underlying security by entering into total return swaps, however, depending upon market conditions, the Funds’ investment adviser, Tuttle Capital Management LLC (the “Adviser”), may seek exposure to the underlying security by purchasing call options on the underlying security or by investing in the underlying security directly. The extent to which a Fund will purchase call options on the underlying security or invest directly in the underlying security is not expected to exceed 45% of the Fund’s assets, and it is not intended or expected that such investments will be maintained for extensive periods of time. The Trust believes that the current disclosure is adequate to address these practices and the associated risks and is consistent with Rule 140 under the Securities Act.

4.	Comment: Please clarify that the increased volatility in the underlying reference asset may lead counterparties to tighten up position limits or put in place other restrictions that could prevent these Funds from achieving their investment strategy going forward.

Response:  The Adviser has advised the Trust that volatility in the reference security does not generally lead to reduced counterparty capacity as the Staff has suggested in this comment. The Registrant declines to make revisions based upon the Staff’s comment.

5.	Comment: In the Indirect Investment Risk, please supplementally confirm that the fund shareholders will not have the right to receive dividends if the fund directly holds shares of an underlying security.

Response:  The Trust confirms that if a Fund directly holds shares of an underlying security, Fund shareholders will not have the right to receive dividends (if any) paid by the company with respect to the underlying security, although Fund shareholders may receive dividends or distributions from the Fund that are derived from dividends received by the Fund.

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Ms. Kalkidan Ezra

U.S. Securities and Exchange Commission

October 14, 2025

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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